Exhibit 99.1

Phoenix New Media Announces Departure of CFO and Appointment of Interim CFO

BEIJING, China, April 29, 2013 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that Ms. Lily Qianli Liu has tendered her resignation as Chief Financial Officer (“CFO”) in order to devote more time to her family. Mr. Ya Li, the Company’s Chief Operating Officer (“COO”) and previously also ifeng’s CFO, will serve as interim CFO while the Company undertakes a search for Ms. Liu’s replacement. Ms. Liu will leave the Company at the end of July 2013, but will continue to consult for the Company during the search for her replacement, helping to ensure a smooth transition.

“I would like to sincerely thank Lily for her expertise and dedication to ifeng and for establishing and running strong finance, human resources, legal, internal control and audit, and investor relations teams during her tenure, as well as in leading our overall financial management and internal control activities both before and after our initial public offering. Lily’s commitment to high standards of accountability, transparency and integrity has helped us set the tone for how ifeng does business today and going forward. We understand Lily’s desire to spend more time with her family and wish her every success in her future endeavors,” commented Mr. Shuang Liu, CEO of Phoenix New Media. “In addition, we are pleased to have Ya, who previously served as CFO for five years and has been with our Company since 2006, to step into this interim position. Ya’s presence and experience will enable our Company to move seamlessly through this transitioning period.”

Ms. Lily Qianli Liu stated, “I have truly enjoyed my time at ifeng and greatly appreciate the management’s respect for my decision. I believe the Company’s growth potential and the exceptional execution capabilities of the entire executive team will continue to provide a strong and successful future for ifeng. I wish the firm continued success going forward.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media Limited’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile Internet value-added services (“MIVAS”).

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MIVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MIVAS; changes by mobile operators in China to their policies for MIVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: ir@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: ir@ifeng.com